UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                      (Amendment No. ___)*

                           ML Bancorp, Inc.
                        (Name of Issuer)

                  Common Stock ($.01 Par Value)
                 (Title of Class of Securities)

                           55306W 10 4
                         (CUSIP Number)

   Jeffrey P. Waldron, Esquire, Stevens & Lee, 111 North Sixth
     Street, Reading, Pennsylvania  19603      (610-478-2000)
   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                       September 18, 1997
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D

CUSIP NO. 55306W 10 4

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
          Sovereign Bancorp, Inc.
          IRS Identification No.:  23-2453088

2.   Check the appropriate box is a member of a group  (a)  [ ]
                                                       (b)  [ ]

3.   SEC use only

4.   Source of Funds
          BK   AF   WC
5.   Check box if disclosure of legal proceedings is required
     pursuant to Items 2(d) or 2(e)                         [ ]

6.   Citizenship or place of organization
          Commonwealth of Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With

7.   Sole Voting Power
               2,605,245

8.   Shared Voting Power
               0

9.   Sole Dispositive Power
               2,605,245

10.  Shared Dispositive Power
               0

11.  Aggregate amount beneficially owned by each reporting person
          2,605,245

12.  Check box if the aggregate amount in row (11) excludes
     certain shares                                    [ ]

13.  Percent of class represented by amount in row (11)
          18.3%

14.  Type of reporting person
          HC   CO

                          SCHEDULE 13D

ITEM 1.  Security and Issuer.

          This Schedule 13D relates to shares of common stock, $0.01 par value, of ML Bancorp, Inc. ("ML Bancorp"), a business corporation incorporated under the laws of the Commonwealth of Pennsylvania. The principal executive offices of ML Bancorp are located at Two Aldwyn Center, Route 320 and Lancaster Avenue, Villanova, Pennsylvania 19085.

ITEM 2.  Identity and Background.

          (a), (b), and (c). This Schedule 13D is filed by Sovereign Bancorp, Inc. ("Sovereign"), a business corporation incorporated under the laws of the Commonwealth of Pennsylvania. Sovereign is a holding company that owns all of the outstanding capital stock of Sovereign Bank, a Federal Savings Bank ("Sovereign Bank"). Sovereign's and Sovereign Bank's principal executive offices are located at 1130 Berkshire Boulevard, Wyomissing, Pennsylvania 19610.

          The name, business address and present principal occupation or employment (including the name, principal business and address of any corporation or other organization in which such employment is conducted) of each executive officer, director and controlling person of Sovereign are as follows:

                                             Present Principal
Name                  Business Address       Occupation or Employment
Richard E. Mohn       1600 Comet Drive       President and Chief
                      Lancaster, PA 17601     Executive Officer
                                             Cloister Spring Water
                                              Company
                                             1600 Comet Drive
                                             Lancaster, PA  17601

Rhoda S. Oberholtzer  807 Lititz Pike        Director
                      P.O. Box 325            Sovereign and
                      Lititz, PA 17543        Sovereign Bank;
                                             Retired Owner
                                             Stauffers of Kissel Hill
                                             (Grocery store chain)
                                             807 Lititz Pike
                                             P.O. Box 325
                                             Lititz, PA 17543

Patrick J. Petrone    27 Harold Place        Retired President
                      Clifton, NJ 07013       Charter Federal Savings
                                              Bank division of
                                              Sovereign Bank;
                                             Retired Vice Chairman
                                             Sovereign Bank

Daniel K. Rothermel   c/o Cumru Associates   President and Chief
                      P. O. Box 6573          Executive Officer
                      Wyomissing, PA 19610   Cumru Associates, Inc.
                                             P. O. Box 6573
                                             Wyomissing, PA 19610

G. Arthur Weaver      c/o George A. Weaver   Real Estate and
                       Company                Insurance Executive
                      116 East Main Street   George A. Weaver
                      New Holland, PA 17557   Company
                                             116 East Main Street
                                             New Holland, PA 17557

Jay S. Sidhu          1130 Berkshire Blvd.   President and Chief
                      Wyomissing, PA  19610   Executive Officer
                                             Sovereign
                                             President and Chief
                                              Executive Officer
                                             Sovereign Bank

Cameron C. Troilo     c/o Cameron C.         Owner and President
                       Troilo, Inc.          Cameron C. Troilo, Inc.
                      P.O. Box 291            (holding company for
                      Yardley, PA 19067       entities engaged in
                                              construction, building
                                              material supply, and
                                              real estate management)
                                             c/o Cameron C. Troilo,
                                              Inc.
                                             P.O. Box 291
                                             Yardley, PA 19067

Lawrence M. Thompson, 1130 Berkshire Blvd.   Chief Administrative
Jr.                   Wyomissing, PA  19610   Officer and Secretary
                                             Sovereign
                                             Chief Operating
                                              Officer and Secretary
                                             Sovereign Bank

Karl D. Gerhart       1130 Berkshire Blvd.   Chief Financial Officer
                      Wyomissing, PA  19610   and Treasurer
                                             Sovereign
                                             Chief Financial
                                              Officer and Treasurer
                                             Sovereign Bank


          (d) and (e). Neither Sovereign nor any person identified in Item 2(a), (b) and (c) hereof has ever been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding of any judicial or administrative body which resulted in a judgment, decree or final order against such person enjoining him against future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f). Each natural person identified in Item 2(a), (b) and (c) is a citizen of the United States of America.

ITEM 3.  Source and Amount of Funds or Other Consideration.

          The source of funds to be used by Sovereign in making a purchase of shares of common stock of ML Bancorp, upon exercise of the Option (defined in Item 4 hereof), if and to the extent the Option is exercised, will be either cash on hand at Sovereign, dividends from Sovereign Bank, and/or nonbank subsidiaries of Sovereign, a loan from an unaffiliated bank or other financial service company, or other borrowings. Sovereign has not made, as of the date hereof, any definitive plans or arrangements regarding the source of such funds.

          Assuming the number of shares of ML Bancorp common stock outstanding remains unchanged from the number issued and outstanding on September 18, 1997 (i.e., 11,865,564 shares), the exercise of the Option in full, at an Option Price (defined in Item 4 hereof) of $21.875 per share, will result in the purchase of 2,361,245 shares for an aggregate purchase price of $51,652,234.

ITEM 4.  Purpose of Transaction.

          On September 18, 1997, Sovereign and ML Bancorp entered into a Stock Option Agreement (the "Stock Option Agreement") in which ML Bancorp granted to Sovereign the option (the "Option") to purchase, under certain circumstances, described in this
Item 4, up to 2,361,245 shares of ML Bancorp common stock at an exercise price per share (the "Option Price") equal to $21.875, subject to adjustment as set forth in the Stock Option Agreement. The Option was granted in connection with the execution by Sovereign and ML Bancorp of a definitive Agreement and Plan of Merger dated September 18, 1997 (the "Merger Agreement"), a copy of which is attached hereto as Exhibit 4.1 and incorporated by reference herein. The Merger Agreement provides for Sovereign's acquisition of ML Bancorp through the merger of ML Bancorp with and into Sovereign (the "Merger"). Upon consummation of the Merger, the registration of ML Bancorp common stock under
Section 12(g) of the Securities Exchange Act of 1934 will be terminated. At closing or as soon thereafter as practicable, Main Line Bank, a Federal Savings Bank ("ML Bank"), a wholly-owned subsidiary of ML Bancorp, will merge with and into Sovereign Bank, with Sovereign Bank surviving the merger (the "Bank Merger").

          Sovereign required ML Bancorp to grant the Option as a condition to Sovereign entering into the Merger Agreement for the purpose of (i) providing some measure of compensation to Sovereign for loss of the benefits expected from the Merger and/or loss of the opportunity to explore other transactions while the Merger is pending, in the event that a third party acquires control of ML Bancorp and (ii) increasing the likelihood that the Merger and the Bank Merger will be completed.

          Provided that (i) Sovereign shall not be, on the date of exercise, in material breach of the agreements or covenants contained in the Merger Agreement or the Stock Option Agreement, and (ii) no preliminary or permanent injunction or other order against the delivery of shares covered by the Option issued by any court of competent jurisdiction in the United States shall be in effect on the date of exercise, upon or after the occurrence of a Triggering Event (as such term is hereinafter defined) Sovereign may exercise the Option, in whole or in part, at any time or one or more times, from time to time; provided that the Option shall terminate and be of no further force and effect upon the earliest to occur of (A) the Effective Date of the Merger, as provided in the Merger Agreement, (B) termination of the Merger Agreement in accordance with the terms thereof prior to the occurrence of a Triggering Event or a Preliminary Triggering Event (as such term is hereinafter defined), other than a termination of the Merger Agreement pursuant to Section 6.01(d) thereof, unless in the case of termination by ML Bancorp pursuant to Section 6.01(d), such termination is as a result of a willful breach of the Merger Agreement by Sovereign (a termination pursuant to Section 6.01(d), except a termination by ML Bancorp as a result of a willful breach by Sovereign, being referred to herein as a "Default Termination"), (C) 18 months after the termination of the Merger Agreement by Sovereign or ML Bancorp pursuant to a Default Termination, and (D) 18 months after termination of the Merger Agreement (other than pursuant to a Default Termination) following the occurrence of a Triggering Event or a Preliminary Triggering Event; and provided, further, that any purchase of shares upon exercise of the Option shall be subject to compliance with applicable securities and banking laws.

          The term "Triggering Event" means the occurrence of any of the following events:

               (i) a person or group (as such terms are defined in the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder), other than Sovereign or an affiliate of Sovereign, acquires beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of 25% or more of the then outstanding shares of common stock of ML Bancorp (excluding any shares eligible to be reported on Schedule 13G of the Securities and Exchange Commission); or

               (ii) a person or group, other than Sovereign or an affiliate of Sovereign, enters into an agreement or letter of intent or memorandum of understanding with ML Bancorp pursuant to which such person or group or any affiliate of such person or group would (i) merge or consolidate, or enter into any similar transaction, with ML Bancorp, (ii) acquire all or substantially all of the assets or liabilities or ML Bancorp or all or substantially all of the assets or liabilities of ML Bank (or any successor subsidiary), or (iii) acquire beneficial ownership of securities representing, or the right to acquire beneficial ownership or to vote securities representing, 25% or more of the then outstanding shares of common stock of ML Bancorp (excluding any shares eligible to be reported on Schedule 13G of the Securities and Exchange Commission) or the then outstanding shares of common stock of ML Bank, or ML Bancorp shall have authorized, recommended or publicly proposed, or publicly announced an intention to authorize, recommend or propose, such an agreement or letter of intent or memorandum of understanding.

          The term "Preliminary Triggering Event" means the occurrence of any of the following events:

               (i) a person or group (as such terms are defined in the Exchange Act and the rules and regulations thereunder), other than Sovereign or an affiliate of Sovereign, acquires beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of 10% or more of the then outstanding shares of common stock of ML Bancorp (excluding any shares eligible to be reported on Schedule 13G of the Securities and Exchange Commission);

               (ii) a person or group, other than Sovereign or an affiliate of Sovereign, publicly announces a bona fide proposal (including a written communication that is or becomes the subject of public disclosure) for (i) any merger, consolidation or acquisition of all or substantially all the assets or liabilities of ML Bancorp or all or substantially all the assets or liabilities of ML Bank, or any other business combination involving ML Bancorp or ML Bank, or (ii) a transaction involving the transfer of beneficial ownership of securities representing, or the right to acquire beneficial ownership or to vote securities representing, 10% or more of the then outstanding shares of common stock of ML Bancorp or ML Bank (collectively, a "Proposal"), and thereafter, if such Proposal has not been Publicly Withdrawn (as such term is hereinafter defined) at least 30 days prior to the meeting of shareholders of ML Bancorp called to vote on the Merger, ML Bancorp's shareholders fail to approve the Merger by the vote required by applicable law at the meeting of shareholders called for such purpose or such meeting has been canceled; or

               (iii)  the Board of Directors of ML Bancorp shall
     (A) fail to recommend the Merger, (B) recommend an Acquisition Transaction (as defined in the Merger Agreement) or (C) have withdrawn or modified in a manner adverse to Sovereign the recommendation of the Board of Directors of ML Bancorp with respect to the Merger Agreement and thereafter ML Bancorp's shareholders fail to approve the Merger by the vote required by law at the meeting of shareholders called for such purpose or such meeting is not scheduled or is canceled; or

               (iv) a person or group, other than Sovereign or an affiliate of Sovereign, makes a bona fide Proposal and thereafter, but before such Proposal has been Publicly Withdrawn, ML Bancorp shall have breached any representation, warranty, covenant or obligation contained in the Merger Agreement and such breach would entitle Sovereign to terminate the Merger Agreement under Section 6.01(d) thereof (without regard to the cure period provided for therein unless such cure is promptly effected without jeopardizing consummation of the Merger pursuant to the Merger Agreement).

          The term "Publicly Withdrawn" means an unconditional bona fide withdrawal of the Proposal coupled with a public announcement of no further interest in pursuing such Proposal or in acquiring any controlling influence over ML Bancorp or in soliciting or inducing any other person (other than Sovereign or an affiliate of Sovereign) to do so.

          The Stock Option Agreement provides that Sovereign may require, under certain circumstances, ML Bancorp to repurchase the Option and all shares of common stock of ML Bancorp purchased by Sovereign pursuant to the Option on the terms and conditions set forth in the Stock Option Agreement.

          The Stock Option Agreement provides that it will terminate upon completion of the transactions contemplated by the Merger Agreement.

          The foregoing description of the Stock Option Agreement does not purport to be complete and is qualified in its entirety by the text of such Stock Option Agreement which is incorporated herein by reference and attached hereto as Exhibit 4.2.

ITEM 5.  Interest in Securities of the Issuer.

          (a). Based on 11,865,564 shares of ML Bancorp common stock outstanding on September 18, 1997, Sovereign may be deemed the beneficial owner, in the aggregate, of 2,605,245 shares of ML Bancorp common stock, 2,361,245 being shares which, though presently unissued, are issuable in accordance with the terms and conditions of the Option. These 2,361,245 shares would represent approximately 16.6% of shares of ML Bancorp common stock outstanding upon issuance, assuming that no other shares are issued by ML Bancorp, including shares issuable upon exercise of options outstanding for ML Bancorp common stock. No other person identified in Item 2(a), (b) or (c) hereof is the beneficial owner of any shares of common stock of ML Bancorp.

          (b). Sovereign will have sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of any shares of ML Bancorp common stock that Sovereign may acquire upon exercise of the Option.

          (c). Sovereign purchased 103,800 shares of ML Bancorp Common Stock in the open market between August 5 and August 8, 1997 at prices ranging from $20.063 to $20.167 per share. There were no other transactions in the common stock of ML Bancorp effected by Sovereign or by any person identified in Item 2(a),
(b) or (c) hereof during the sixty days preceding the date of this Schedule 13D.

          (d). No person other than Sovereign has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of common stock of ML Bancorp that may be deemed beneficially owned by Sovereign on account of this Option.

          (e). Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Except for the Merger Agreement and the Stock Option Agreement, neither Sovereign nor any person identified in
Item 2(a), (b) or (c) hereof is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of ML Bancorp, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  Material to be Filed as Exhibits.

          4.1  Agreement and Plan of Merger, dated September 18,
1997, between Sovereign Bancorp, Inc. and ML Bancorp, Inc.

          4.2 Stock Option Agreement, dated September 18, 1997, between Sovereign Bancorp, Inc. and ML Bancorp, Inc. (Attached as
Exhibit 2 to the Agreement and Plan of Merger, which is attached hereto as Exhibit 4.1.)

                             Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 26, 1997            SOVEREIGN BANCORP, INC.

                              By /s/ Karl D. Gerhart
                                   Karl D. Gerhart,
                                   Chief Financial Officer and
                                   Treasurer